Exhibit 12(b)
FLORIDA POWER & LIGHT COMPANY AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (a)
Six Months Ended June 30, 2006

(millions of dollars)

Earnings, as defined:
Net income	$305
Income taxes	154
Fixed charges, as below	151

Total earnings, as defined	$610

Fixed charges, as defined:
Interest charges	$143
Rental interest factor	3
Capitalized interest	5

Total fixed charges, as defined	$151

Ratio of earnings to fixed charges and ratio of earnings to	4.04

combined fixed charges and preferred stock dividends (a)
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(a)

Florida Power & Light Company has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.